Gregg J. Wagner
PO Box 642
3155 Doe Brook Road
Worcester, PA 19490

Mr. William H. Cole, IV
Cecil Bank, Chairman of the Board

July 24, 2013

Dear Mr. Cole:

Effective immediately, I am resigning as the President, CEO and Director of Cecil Bancorp, Inc. and of Cecil Bank.

Sincerely,

Gregg J. Wagner